UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11- K

Annual Report Pursuant to Section 15(d)
of the Securities Exchange Act of 1934

As of December 31, 2011 and December 31, 2010 and
for the years ended December 31, 2011 and December 31, 2010

Commission file number 1 – 7635

A.  Full title of the plan and the address of the plan if
different from that of the issuer named below:

TWIN DISC, INCORPORATED – THE
ACCELERATOR 401 (K) SAVINGS PLAN

B.  Name of issuer of the securities held pursuant to the
Plan and the address of its principal executive office:

TWIN DISC, INCORPORATED
1328 Racine Street
Racine, WI  53403

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Financial Statements and Supplemental Schedule
Years Ended December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

To the Benefits Committee
Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan
Racine, Wisconsin

We have audited the accompanying statement of net assets available for benefits of Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan (the “Plan”) as of December 31, 2011, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2011 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Wipfli LLP
June 27, 2012
Milwaukee, Wisconsin

Report of Independent Registered Public Accounting Firm

Benefits Committee
Twin Disc, Incorporated –
  The Accelerator 401(k) Savings Plan
Racine, Wisconsin

We have audited the accompanying statements of net assets available for benefits of the Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan as of December 31, 2010, and the related statements of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.   An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Reilly, Penner & Benton LLP
June 27, 2012
Milwaukee, Wisconsin

.

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	2011	2010

Assets:
Investments, at fair value:	$76,108,516	$74,072,668

Receivables:
Company match contributions	--	14,424
Participant contributions	--	47,826
Notes receivable from participants	1,376,611	1,277,661

Total receivables	1,376,611	1,339,911

Net assets available for benefits, at fair value	77,485,127	75,412,579

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(613,909)	(492,971)

NET ASSETS AVAILABLE FOR BENEFITS	$76,871,218	$74,919,608

See accompanying notes to financial statements.

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2011 and 2010

	2011	2010

Additions to net assets attributed to:
Investment earnings:
Net appreciation in fair value of investments	$143,465	$12,715,990
Interest income	65,090	73,902
Dividend income	1,808,822	1,740,127
Other income	52,366	---

Total investment earnings	2,069,743	14,530,019

Contributions:
Employer	826,063	736,644
Participant	2,739,802	2,394,592
Rollovers	107,835	7,350

Total contributions	3,673,700	3,138,586

Total additions	5,743,443	17,668,605

Deductions from net assets attributed to:
Administrative fees	3,700	3,593
Benefits paid to participants	3,788,133	5,121,537

Total deductions	3,791,833	5,125,130

Net increase	1,951,610	12,543,475
Net assets available for plan benefits at beginning of year	74,919,608	62,376,133
Net assets available for plan benefits at end of year	$76,871,218	$74,919,608

See accompanying notes to financial statements.

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Notes to Financial Statements

Note 1

Plan Description
The following brief description of the Twin Disc, Incorporated – The Accelerator 401(k) Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the plan agreement for a complete description of the Plan’s provisions.

General

The Plan, established April 1, 1986, is a defined-contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility and Participation

Substantially all domestic employees of Twin Disc, Incorporated, (“the Company”) are eligible to participate in the plan after completing two months of employment.

Contributions

Participants may elect to contribute up to 100% of annual gross income with contributions limited under provisions of the Internal Revenue Code.

For participants who are employed by Twin Disc, Inc., the Company contributes an amount equal to a percentage of each participant’s 401(k) contributions, up to 6% of compensation.  The contribution percentages for the years ended December 31, 2011 and 2010 was 50%.  For participants who are employed by the Twin Disc South East subsidiary, the Company contributes a matching contribution equal to 25% of each participant’s 401(k) contributions, up to 6% of compensation, and a profit sharing contribution equal to 2.5% of each participant’s compensation.  Participants may contribute to the plan via wage deferrals.  The annual maximum contribution is limited by the Internal Revenue Code (“IRC”). In addition, participants may contribute distributions from other qualified plans (“rollovers”).

Participants allocate their contributions and account balances among various investment options offered by the Plan.  Assets of the Plan are segregated and invested based upon the total allocation of the participants’ accounts.  Participants may direct such allocations in any whole percentage increment and allocations can be changed at any time.

Vesting

Participants are immediately 100% vested in their individual account balances.

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Notes to Financial Statements

Note 1

Plan Description (Continued)

Withdrawals

After-tax contributions may be withdrawn at any time upon receipt of written notice by the Trustee.  Pre-tax and Roth contributions may only be withdrawn, prior to employment termination, in the event of severe financial hardship or once annually upon attainment of age 59½.  A final distribution is paid to the participant upon termination of employment with the Company. Final distributions in excess of $5,000 may be deferred as elected by the participant until age 70½.

Participant Accounts

The Trustee of the Plan is T. Rowe Price Trust Company, and the recordkeeping services for the Plan are provided by T. Rowe Price Retirement Plan Services, Inc. (“T. Rowe Price”).   T. Rowe Price maintains individual accounts for each participant for their respective investment in each of twenty-four available investment funds.  For all investment programs which are mutual funds or collective trust funds, participant balances are maintained on a share or unit method, as appropriate.  Participant investments in the Twin Disc, Inc. Stock were accounted for on a share method.

Notes Receivable from Participants

Participants may be granted a loan against their individual account balance limited to the lesser of $50,000 or 50% of the account balance.  Loans are granted in a uniform and nondiscriminatory manner based on the loan policy as set forth by the Benefits Committee.  The note proceeds are made pro-rata from the investment elections of the participant.  Each participant's individual account and the interest and principal paid on the loan shall be credited only to such participant's account balance.  Any such note shall be repaid over a period not exceeding five years unless the loan is used to purchase a principal residence, in which case the loan shall be repaid over a period not exceeding fifteen years.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes are treated as distributions based upon the terms of the plan document.

Funding Policy

The Company remits participant elective contributions as soon as practical after participants’ contributions have been withheld from the participant wages.  The Company’s matching contribution and profit sharing is remitted to the Plan on a per payroll basis.

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Notes to Financial Statements

Note 2

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”). GAAP requires investment contract held by a defined contribution plan to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Plan invests in investment contracts through a common collective trust. Contract value for this common collective trust is based on the net asset value as reported by the investment advisor.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value.  The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

Investments are stated at fair value, with investments in fully benefit-responsive contracts adjusted to contract value.  Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Realized gains (losses) and unrealized appreciation (depreciation) are recorded in the accompanying financial statements as net appreciation (depreciation) in fair value of investments.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with GAAP requires management to make estimates and assumptions that directly affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.  Estimates also affect the reported amounts of revenue and expenses during the reporting period.  Actual results may differ from these estimates and are subject to change in the near term.

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Notes to Financial Statements

Note 2

Summary of Significant Accounting Policies (Continued)

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Administrative expenses are loan processing fees charged directly to the account of the participant to whom the loan is made.  Any remaining administrative expenses of the Plan are paid by the Company at its discretion.

Future Adoption of Accounting Standards

In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards” (“ASU 2011-04”), which was issued to create a consistent framework for the application of fair value measurement across jurisdictions.  The amendments include wording changes to GAAP in order to clarify the FASB’s intent about the application of existing fair value measurements and disclosure requirements, as well as to change a particular principle or existing requirement for measuring fair value or disclosing information about fair value measurements.  There are no additional fair value measurements required upon the adoption of ASU 2011-04.  The amendments are effective, prospectively, for interim and annual reporting periods beginning after December 15, 2011.  Early adoption is prohibited.  The Plan will adopt the provisions of ASU 2011-04 effective January 1, 2012.  The adoption is not expected to have a material effect on the financial statements of the Plan.

Note 3

Fair Value Measurements

A fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement).  The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Notes to Financial Statements

Note 3

Fair Value Measurements (Continued)

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

Mutual funds:  Valued using the net asset value (“NAV”) based on the underlying fair value of the net assets owned by the fund.  The NAV is a quoted price in an active market.

Common Stock:  Valued using quoted market price on nationally recognized security exchanges.

Common collective trust:  T. Rowe Price Stable Value Fund (“Fund”) is valued by discounting the scheduled future payments required under the contract using an interpolated market rate for contracts with maturities comparable to the average remaining life of the contract being valued.  Fair value reflects interest accrued on the contract, assuming the contract is held to maturity and, therefore, not subject to any adjustments that could be assessed by the issuer for certain types of withdrawals or early surrender by the trust.  The fair value of wrap contracts reflects the discounted present value of the difference between the current wrap contract cost and its replacement cost, based on issuer quotes.  Market value events may limit the ability of the Fund to transact at contract value.

The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the stable value funds constant net asset value (NAV).   Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain the stable NAV per unit, although there is no guarantee that the Fund will be able to maintain this value.

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Notes to Financial Statements

Note 3

Fair Value Measurements (Continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair value. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at:

December 31, 2011	Level 1	Level 2	Level 3	Total

Equity securities:
US:
Small/mid blend	$12,437,625	$-	$-	$12,437,625
Large blend	15,609,707	-	-	15,609,707
Long-term bonds	9,778,034	-	-	9,778,034
Company stock	8,696,925	-	-	8,696,925
Other	3,472,298	-	-	3,472,298
International	1,561,766	-	-	1,561,766
Fixed income	6,948,870	-	-	6,948,870
Common collective trust – stable value fund	-	17,603,291	-	17,603,291
Total assets at fair value	$58,505,225	$17,603,291	$-	$76,108,516

December 31, 2010	Level 1	Level 2	Level 3	Total

Equity securities:
US:
Small/mid blend	$13,657,121	$-	$-	$13,657,121
Large blend	15,914,340	-	-	15,914,340
Long-term bonds	8,441,725	-	-	8,441,725
Company stock	10,602,891	-	-	10,602,891
Other	3,756,527	-	-	3,756,527
International	1,882,755	-	-	1,882,755
Fixed income	6,178,316	-	-	6,178,316
Common collective trust – stable value fund	-	13,638,993	-	13,638,993
Total assets at fair value	$60,433,675	$13,638,993	$-	$74,072,668

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Notes to Financial Statements

Note 4

Investments

Investments greater than 5% of Plan net assets as of December 31 are as follows:

Description		2011	2010

Dodge & Cox Balanced Fund	$	*	$3,756,527
Pimco Total Return Fund		$6,948,870	$6,178,316
T. Rowe Price Growth Stock Fund		$10,290,731	$11,166,558
T. Rowe Price Mid Cap Value Fund		$7,556,958	$8,552,727
T. Rowe Price Stable Value Common Trust Fund**		$16,989,382	$13,146,022
Twin Disc, Incorporated - Common Stock		$8,696,925	$10,602,891
*  Investment is less than 5% of the Plan’s net assets at December 31.
** Investment is listed at contract value.

During 2011 and 2012, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) in value as follows:

Description	2011	2010

Equity securities:
US:
Small/mid blend	$(1,146,909)	$1,905,865
Large blend	(237,386)	2,182,837
Long-term bonds	(304,501)	906,721
Company stock	2,244,180	7,237,456
Other	(138,883)	328,409
International	(285,811)	107,883
Fixed income	12,775	46,819
Net appreciation in fair value of investments	$143,465	$12,715,990

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Notes to Financial Statements

Note 5

Stable Value Fund

The Fund invests primarily in conventional guaranteed investment contracts and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital, and liquidity to pay plan benefits of its retirement plan investors.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is remote.

The average yields of the Fund for the years ended December 31, were as follows:

Description	2011	2010
Based on annualized earnings	2.69%	4.02%
Based on interest rate credited to participants	2.97%	4.10%

The following summarizes the stable value fund:

	Fair Value Estimated Using Net Asset Value per Share
	at December 31, 2011
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

T. Rowe Price Stable Value Fund	$17,603,291	$-	Daily	None (1)	None (1)

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Notes to Financial Statements

Note 5

Stable Value Fund (Continued)

	Fair Value Estimated Using Net Asset Value per Share
	at December 31, 2010
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

T. Rowe Price Stable Value Fund	$13,638,993	$-	Daily	None (1)	None (1)

(1) The stable value fund strategies seek to maximize current income while maintaining invested principal. The Plan is required to give notice one day in advance of a partial or total liquidation of the investment for any purpose other than for benefit payments, participant-directed investment transfers and payment of administrative fees. The Plan administrator is also required to give a 30-day notice of the liquidation of the Fund due to the termination of the Plan.

Note 6

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue contributions and to terminate the Plan subject to the provisions of ERISA.

Note 7

Income Tax Status

The Internal Revenue Service has determined by a letter dated June 19, 2012, that the Plan was designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”).  The Plan administrator believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.  Accordingly, the Plan administrator believes the Plan is exempt from federal and state income taxes.  Plan management evaluates uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011 and 2010, there were no uncertain positions taken or expected to be taken.  The Plan is subject to routine audits by taxing jurisdictions and there are currently no audits in progress.  The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Notes to Financial Statements

Note 8

Risk and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investments it is at least reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Note 9

Party-In-Interest Transactions

The Plan holds shares of mutual funds and units in a common collective trust managed by an affiliate of the plan trustee.  The Plan also invests in the common stock of the Company and issues notes receivable to participants.  These transactions qualify as party-in-interest transactions.  These transactions are not considered prohibited transactions under 29 CFR 480(b) of the ERISA regulations.

Note 10

Related Party Transactions

Shares and share values of Twin Disc, Incorporated common stock as of December 31, 2011 and 2010 were as follows:

	Shares		Share Value
	December 31,		December 31,
	2011	2010	2011	2010

Twin Disc, Inc. Stock	239,453	355,087	$36.32	$29.86

The plan purchased 39,165 and 92,780 shares of Twin Disc, Incorporated common stock for $883,941 and $1,181,181 during 2011 and 2010, respectively.  The Plan sold 154,799 and 85,120 shares of Twin Disc, Incorporated common stock for $4,940,056 and $1,171,878 during 2011 and 2010, respectively.

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Notes to Financial Statements

Note 11

Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of and for the years ended December 31:

	2011	2010

Net assets available for benefits for Form 5500	$77,485,127	$75,412,579

Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(613,909)	(492,971)
Net assets available for benefits per financial statements	$76,871,218	$74,919,608

	2011	2010

Increase in net assets available for benefits per Form 5500	$2,072,548	$12,600,059

Change in adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(120,938)	(56,584)
Increase in net assets available for benefits per financial statements	$1,951,610	$12,543,475

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
EIN #39-0667110 Plan #005
December 31, 2011

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost	(e) Current Value

	DFA Emerging Markets Value	Registered Investment Company	**	$316,610
	Dodge & Cox Balanced Fund	Registered Investment Company	**	3,472,298
	Goldman Sachs Growth Opportunities A Fund	Registered Investment Company	**	1,089,132
	LM BFM International Equity Trust Fund	Registered Investment Company	**	1,245,156
	Pimco Total Return Fund	Registered Investment Company	**	6,948,870
	Vanguard 500 Index Fund	Registered Investment Company	**	1,719,231
	William Blair Small Cap Growth Fund	Registered Investment Company	**	986,117
*	T. Rowe Price Equity Income Fund	Registered Investment Company	**	3,599,745
*	T. Rowe Price Growth Stock Fund	Registered Investment Company	**	10,290,731
*	T. Rowe Price Mid Cap Value Fund	Registered Investment Company	**	7,556,958
*	T. Rowe Price Small Cap Value Fund	Registered Investment Company	**	2,805,418
*	T. Rowe Price Stable Value Common Trust Fund	Common/Collective Trust	**	17,603,291
*	Retirement Income Fund	Registered Investment Company	**	159,731
*	T. Rowe Price Retirement 2005 Fund	Registered Investment Company	**	37,877
*	T. Rowe Price Retirement 2010 Fund	Registered Investment Company	**	430,929
*	T. Rowe Price Retirement 2015 Fund	Registered Investment Company	**	3,002,408
*	T. Rowe Price Retirement 2020 Fund	Registered Investment Company	**	3,410,339
*	T. Rowe Price Retirement 2025 Fund	Registered Investment Company	**	1,249,706
*	T. Rowe Price Retirement 2030 Fund	Registered Investment Company	**	704,435
*	T. Rowe Price Retirement 2035 Fund	Registered Investment Company	**	263,542
*	T. Rowe Price Retirement 2040 Fund	Registered Investment Company	**	244,995
*	T. Rowe Price Retirement 2045 Fund	Registered Investment Company	**	43,945
*	T. Rowe Price Retirement 2050 Fund	Registered Investment Company	**	151,750
*	T. Rowe Price Retirement 2055 Fund	Registered Investment Company	**	78,377
*	Twin Disc, Inc. - Common Stock	Employer Securities	**	8,696,925
	Investments at fair value			76,108,516

*	Notes receivable from participant, interest rates
	ranging between 4.25% and 9.250%, maturities
	ranging from 2012 to 2019	Participant Loans	0	1,376,611
				$77,485,127

*	The party involved is known to be a party-in-interest to the Plan.
**	Cost information is not required for participant-directed investments

See accompanying report of independent registered public accounting firm

EXHIBIT INDEX

EXHIBITS TO THE ANNUAL REPORT ON FORM 11 – K

The exhibits listed below are filed as part of this Annual Report on Form 11–K. Each exhibit is listed according to the number assigned to it in the Exhibit Table of Item 601 of Regulation S–K.

Exhibit
Number                      Description

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm

99.1	Certification pursuant to 18 U.S.C. Section 1350

99.2	Certification pursuant to 18 U.S.C. Section 1350

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the members of the Committee which administers the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

TWIN DISC, INCORPORATED –
THE ACCELERATOR 401(K) SAVINGS PLAN

June 27, 2012	/s/ Christopher J. Eperjesy
Christopher J. Eperjesy
Vice President – Finance, Chief Financial Officer and Treasurer

/s/ Denise L. Wilcox
Denise L. Wilcox
Vice President – Human Resources